Exhibit 99.1

17634 NE AIRPORT WAY • PORTLAND, OR 97230 • 503.262.0110

July 17, 2012

[Employee]

[Address]

Attention:

Dear [Employee]:

As you know, LaCrosse Footwear, Inc. (“LaCrosse” or the “Company”) has entered into an Agreement and Plan of Merger with ABC-MART, Inc. (“ABC-MART”), dated July 5, 2012 (the “Merger Agreement”). Under the Merger Agreement, if certain closing conditions are satisfied, LaCrosse will become a wholly-owned subsidiary of ABC-MART in a two-step process involving a tender offer, followed by a merger.

Shareholders

If you are a LaCrosse shareholder, you will need to decide what to do with your LaCrosse shares. You will generally have three options:

•	you can tender your shares in the tender offer;

•	you can sell your shares in the market (subject to the Company’s insider trading rules and subject to there continuing to be a public market for LaCrosse common stock); or

•	you can continue to hold your shares until they are cashed out in the merger.

Not later than July 19, 2012, ABC-MART will file a Schedule TO with the Securities Exchange Commission (“SEC”) and distribute an Offer to Purchase to all LaCrosse shareholders that will provide instructions on how to tender your shares. The tender offer must remain open for a minimum of 20 business days following commencement. Subject to satisfaction of the conditions to closing of the tender offer, shareholders who tender their shares will receive payment for shares tendered promptly following the closing of the tender offer.

If the tender offer closes and you do not tender your shares, then you will receive payment for your shares pursuant to the merger, which is expected to be completed immediately following closing of the tender offer. You will be required to comply with certain documentary procedures established by the paying agent and will receive cash for your shares as soon as reasonably practicable following completion of the merger. Regardless of whether you tender

July 17, 2012

your shares in the tender offer or wait until they are cashed out in the merger, you will receive $20.00 per share in cash, without interest, and subject to deduction for any required withholding tax.

Holders of Stock Options

As part of the transactions contemplated by the Merger Agreement, the vesting of all options outstanding under all of the Company’s stock option plans (the “Plans”) is being accelerated such that they will become fully exercisable immediately prior to the closing of the tender offer.

In accordance with the terms of the Merger Agreement, the Compensation Committee of the Company’s Board of Directors has directed the Company’s officers to obtain a written consent from all option holders that will facilitate your receipt of value for any unexercised stock options that have been issued to you under the Plans. Signing this consent, which becomes effective only if the tender offer is completed, allows you to avoid the necessity of exercising your options. By signing the consent, you agree to the cancellation of your options immediately following the closing of the tender offer, which will entitle you to receive payment for your options equal to (x) the excess of the $20.00 per share offer price over the exercise price of each of your stock options, multiplied by (y) the number of shares of LaCrosse common stock underlying each of your stock options. For example, if you hold a stock option for 100 shares of common stock with an exercise price of $10.00 per share, you will receive payment equal to $10.00 (the excess of the $20.00 per share price over the $10.00 exercise price) multiplied by 100 (the number of shares underlying the stock option), or a total of $1000.00, minus any required withholding taxes.

To take advantage of this special procedure you need to complete, execute and return to Gretchen Washington, Human Resources Generalist, the attached “Option Holder Consent Form” indicating your consent to participate in the procedure. We are requesting that you return the form by July 27, 2012, but in no event later than 12:00 Noon Pacific Time on August 10, 2012, in order to ensure timely issuance of the above consideration.

Option holders who choose not to participate in this procedure, or who do not return the required Option Holder Consent Form by the above date and time, may not be able to receive payment for their stock options. All options held after the closing of the merger will remain outstanding and the option holder will not receive payment for the option in connection with the merger. It is imperative that, if you wish to receive consideration for your options, you return the Option Holder Consent Form by the above date and time.

July 17, 2012

Please feel free to call me at (503) 887-1896 with any questions you might have.

Sincerely,

Greg Inman VP of Administration

NOTICE TO INVESTORS: This letter is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of LaCrosse Footwear common stock described in the letter has not commenced. At the time the tender offer is commenced, ABC-MART will file with the SEC and mail to the LaCrosse Footwear shareholders a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents and LaCrosse Footwear will file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These materials will contain important information about ABC-MART, LaCrosse Footwear, the transaction and other related matters. Investors and securityholders are urged to carefully read each of these documents when they are available. Investors and securityholders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement, and other documents filed with the SEC by ABC-MART and LaCrosse Footwear through the website maintained by the SEC at www.sec.gov. The Merger Agreement is also currently available at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of all of these materials by contacting the respective investor relations departments of ABC-MART and LaCrosse Footwear at their respective e-mail addresses below.

Forward-Looking Statements

Statements in this letter concerning the proposed acquisition of LaCrosse Footwear by ABC-MART, the expected timetable for completing the transaction, expected long-term growth for the combined company, plans for geographic expansion in the global marketplace and any other statements about ABC-MART or LaCrosse Footwear managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. For further information concerning forward-looking statements, please read the disclosure under the heading “Forward Looking Statements” in LaCrosse Footwear’s Annual Report on Form 10-K for the year ended December 31, 2011 which has been filed with the SEC. Any statements that are not statements of historical fact (including any statements containing the words “believe”, “plans”, “anticipates”, “expects”, “estimates”, and similar expressions) should also be considered forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties and actual results could differ materially from those in the forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, conditions affecting the industries in which ABC-MART and LaCrosse Footwear operate, the possibility that certain conditions to the offer and the merger and to consummate the transactions will not be met, the ability of ABC-MART to successfully integrate LaCrosse’s operations and employees, and other factors found under the heading “Risk Factors” in the LaCrosse Footwear Annual Report on Form 10-K for the year ended December 31, 2011. The forward-looking statements contained in this letter speak only as of the date on which they are made and, except as required by law, neither ABC-MART nor LaCrosse Footwear express any intention or undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Investor Contacts

ABC-MART, INC.

Jo Kojima, Director and Manager

Corporate Planning Office

+81-3-3476-5452 / ir_info@abc-mart.co.jp

LaCrosse Footwear, Inc.

David Carlson, Executive Vice President and Chief Financial Officer

+1-503-262-0110 ext. 1331

or

StreetConnect, Inc.

Michael Newman

Investor Relations

+1-800-654-3517 / BOOT@stct.com

17634 NE AIRPORT WAY • PORTLAND, OR 97230 • 503.262.0110

LACROSSE FOOTWEAR, INC.

OPTION HOLDER CONSENT FORM

To LaCrosse Footwear, Inc.:

This Option Holder Consent Form (this “Consent”) is delivered by the undersigned holder (the “Holder”) of options to purchase common stock of LaCrosse Footwear, Inc. (the “Company”). This Consent applies to all Company stock options held by the Holder, which are listed in Attachment A (the “Options”). This Consent is delivered pursuant to the special cash out procedure implemented under the Company’s 1993 Employee Stock Incentive Plan, 1997 Employee Stock Incentive Plan, 2001 Stock Incentive Plan, and 2007 Long Term Incentive Plan, each as amended (the “Plans”), in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated July 5, 2012, by and among the Company, ABC-MART, Inc., and XYZ Merger Sub, Inc. (the “Merger Agreement”).

Subject to the terms of the Plans, Holder hereby consents to the cancellation and termination of his or her Options, effective immediately prior to the completion of the merger provided for in the Merger Agreement, in consideration of the Company’s obligation to deliver payment, as soon as practicable following the completion of the merger, in an amount equal to the product of: (x) the excess of the $20.00 per share offer price over the exercise price of each of the Options, multiplied by (y) the number of shares of Company’s common stock underlying each Option. Holder further understands and agrees that such payment will be made net of any applicable withholding taxes, and that upon receipt of such payment, Holder will have no further rights under the Options.

[Signature Page Follows]

IN WITNESS WHEREOF, Holder has executed this Consent as of the date set forth below.

HOLDER:

Dated:

Holder’s Signature

Printed Name

Taxpayer I.D. Number (S.S.N. #)

Address:

[Attachment A]